EXHIBIT 99.1

NXT Energy Solutions Announces Departure of Jakub Brogowski, CFO

CALGARY, Alberta, Oct. 29, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) announces that Jakub Brogowski, Chief Financial Officer, has informed the Company of his intention to resign from his position.  Mr Brogowski will be leaving NXT to take on an executive management position with Kiwetinohk Resources Corp.; a private energy company backed by ARC Financial Corp. and founded earlier this year by Pat Carlson, former CEO and founder of Seven Generations Energy Ltd.

The NXT Board has begun a process to appoint a successor to Mr Brogowski.  Mr Brogowski has agreed to stay with NXT for a period of up to two months to support an orderly transition.  Mr Eugene Woychyshyn B. Comm, CA, MBA, who currently consults to NXT on the preparation of financials and other matters, has agreed to serve as Interim CFO if necessary.

George Liszicasz, President, and CEO of NXT, said: “Jakub joined us as CFO in February of this year.  He has been a valued member of the management team and made key contributions in helping NXT secure critical private placement funding earlier this year and significantly broadening the awareness of SFD® in the oil and gas industry.  On behalf of the Board, I would like to thank him for his work with us and wish him every success in the future.”

Jakub Brogowski, Chief Financial Officer, said: “Although I have only been with NXT in my role as CFO since early 2018, I have been engaged with the Company, management and the board for nearly two years. I have hugely enjoyed my time with NXT over this period and believe it has a proven technology which can create a highly valuable competitive advantage for exploration driven oil and gas companies.  I was not seeking to leave NXT and when approached the decision I made was not an easy one.  As I prepare for my departure, I am pleased to see NXT is both financially and operationally stronger and at an extremely exciting time in its development.  I am confident that NXT will deliver significant value for shareholders and customers alike.”

NXT plans to release its third quarter financial results and statements on or before November 15, 2018.  At this point the company anticipates that Jakub will participate in the usual investor conference call.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the timing and extent of potential future growth opportunities in new international markets, including new business ventures, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the period ended September 30, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.